Exhibit 12

Calculation of Ratio of Earnings to Fixed Charges

The ratio of earnings to fixed charges is determined using the following applicable factors:

Earnings available for fixed charges are calculated by determining the sum of: (a) net profit; (b) taxation charge/(income); (c) the Unilever Group’s share of net profit/(loss) of joint ventures and associates; (d) dividend income receivable from joint ventures and associates; and (e) fixed charges, as defined below.

Fixed charges are calculated as the sum of: (a) finance costs (both expensed and capitalized); and (b) one-third of lease costs (e.g., that portion of rental expense that is representative of the interest factor).

	Six months ended June
	30	Year ended December 31
	2017	2016	2015	2014	2013	2012
	(€ million)
Earnings
Net profit	3,317	5,547	5,259	5,515	5,263	4,836
(Less)/Add: Taxation charge/(income)	1,315	1,922	1,961	2,131	1,851	1,697
(Less)/Add: Share of net profit/(loss) of joint ventures and associates	(75)	(127)	(107)	(98)	(113)	(105)
Add: Dividend income receivable from joint ventures and associates	71	144	124	131	110	119
Add: Fixed charges	426	761	694	678	663	712
	5,054	8,247	7,931	8,357	7,774	7,259
Fixed charges
Finance costs	331	584	516	500	500	526
Add: One-third of lease costs	95	177	178	178	163	186
	426	761	694	678	663	712
Ratio of earnings to fixed charges (times)	11.9	10.8	11.4	12.3	11.7	10.2